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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. ___)*


                               OVERSTOCK.COM, INC.
             ------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.0001 PAR VALUE
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    690370101
             ------------------------------------------------------
                                 (CUSIP Number)


                                  July 28, 2006
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SEC 1745 (12-02)

-----------------------
  CUSIP No. 690370101                    13G
-----------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

      Chou Associates Management Inc.

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [x]

--------------------------------------------------------------------------------
 3.   SEC Use Only



--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      Ontario, Canada

--------------------------------------------------------------------------------
                     5.   Sole Voting Power

   Number of              0

    Shares           -----------------------------------------------------------
                     6.   Shared Voting Power
 Beneficially
                          2,323,999
   Owned by
                     -----------------------------------------------------------
    Each             7.   Sole Dispositive Power

  Reporting               0

   Person            -----------------------------------------------------------
                     8.   Shared Dispositive Power
    With:
                          2,323,999

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,323,999

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             [_]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      9.9%

--------------------------------------------------------------------------------
12.   Type of Reporting Person

      CO

--------------------------------------------------------------------------------


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-----------------------
  CUSIP No. 690370101                    13G
-----------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

      Francis S. M. Chou

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [x]

--------------------------------------------------------------------------------
 3.   SEC Use Only



--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      Canada

--------------------------------------------------------------------------------
                     5.   Sole Voting Power

    Number of             0

     Shares          -----------------------------------------------------------
                     6.   Shared Voting Power
  Beneficially
                          2,323,999
    Owned by
                     -----------------------------------------------------------
      Each           7.   Sole Dispositive Power

    Reporting             0

     Person          -----------------------------------------------------------
                     8.   Shared Dispositive Power
      With:
                          2,323,999

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,323,999

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             [_]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      9.9%

--------------------------------------------------------------------------------
12.   Type of Reporting Person

      IN

--------------------------------------------------------------------------------


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-----------------------
  CUSIP No. 690370101                    13G
-----------------------

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

      Chou Associates Fund

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [x]

--------------------------------------------------------------------------------
 3.   SEC Use Only



--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      Ontario, Canada

--------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of            0

      Shares         -----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                          1,593,741
     Owned by
                     -----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting             0

      Person         -----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                          1,593,741

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,593,741

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             [_]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      6.8%

--------------------------------------------------------------------------------
12.   Type of Reporting Person

      OO

--------------------------------------------------------------------------------


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ITEM 1(a). NAME OF ISSUER: OVERSTOCK.COM, INC.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
6322 South 3000 East, Suite 100, Salt Lake City, UT 84121

ITEM 2(a). NAME OF PERSONS FILING:
Chou Associates Management Inc., Francis S. M. Chou and Chou Associates Fund (collectively, the "Reporting Persons")

This statement is being filed by Mr. Francis S. M. Chou, Chief Executive Officer and Portfolio Manager of Chou Associates Management Inc., in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Chou does not own directly or indirectly any securities covered by this statement for his own account. The filing of this statement shall not be construed as an admission that Mr. Chou is the beneficial owner of any of the securities covered by this statement.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
95 Wellington Street West, Suite 710, Toronto ON M5J 2N7

ITEM 2(c). CITIZENSHIP:
Chou Associates Management Inc. -- Ontario, Canada

Francis S.M. Chou - Canada

Chou Associates Fund -- Ontario, Canada

ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Common Stock, $0.0001 par value

ITEM 2(e). CUSIP NUMBER:
690370101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR
13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b).[_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


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(e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j).[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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ITEM 4. OWNERSHIP.

(a). Amount beneficially owned:
See the response(s) to Item 9 on the attached cover page(s).

(b). Percent of Class:
See the response(s) to Item 11 on the attached cover page(s).

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Shares reported as beneficially owned include Shares issuable upon conversion of certain convertible debt securities of Overstock.

Neither the filing of this schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by any Reporting Person that such person is the beneficial owner of the shares referred to herein for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Certain of the Shares (and/or the convertible debt securities that are convertible into shares) beneficially owned by the Reporting Persons are held by Funds with respect to which Chou Associates Management Inc. is the investment advisor, which Funds have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest relates to more than 5% of the class of shares, except as disclosed herein.


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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. See attached Exhibit 1


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not Applicable


ITEM 10. CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

                                CHOU ASSOCIATES MANAGEMENT INC.


                                By: /s/ Francis S.M. Chou
                                   ----------------------------------------
                                Name:   Francis S.M. Chou
                                Title:  CEO & Portfolio Manager




                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

                                FRANCIS S. M. CHOU


                                    /s/ Francis S.M. Chou
                                -------------------------------------------
                                Name:   Francis S.M. Chou




                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

                                CHOU ASSOCIATES FUND


                                By: /s/ Francis S.M. Chou
                                    ----------------------------------------
                                Name:   Francis S.M. Chou
                                Title:  CEO & Portfolio Manager



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                               INDEX TO EXHIBITS


     Exhibit No.      Exhibit
     -----------      --------------------------------------------------------
          1           Members of Filing Group.
          2           Joint Filing Agreement.